UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 09, 2022

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 09, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

                                                                                                9 February 2022

Barclays PLC
and
Barclays Bank PLC

Appointment of Non-Executive Director and other Board changes

We are pleased to announce that Robert Berry has agreed to join the Boards of Barclays PLC and Barclays Bank PLC as a Non-Executive Director with effect from 8 February 2022. Robert will join the Risk Committee of Barclays PLC and Barclays Bank PLC as Chair (subject to regulatory approval), and will also join the Audit Committee of Barclays PLC and Barclays Bank PLC as an additional member. Robert's Committee appointments will take effect from 1 March 2022.

Robert spent the majority of his career at Goldman Sachs, where he latterly held the role of co-deputy Chief Risk Officer for the group, with responsibility for market risk, operational risk and corporate insurance, until his retirement in 2018.

Robert's appointment reflects Barclays' commitment to strengthening its Board through the addition of further highly respected individuals with strong financial services experience.  Robert will bring to the Board robust risk management expertise and a proven track record of risk management for a global financial institution, as he takes on an important role as Chair of the Risk Committee. He will also bring an international perspective having worked and lived in the United States for much of his life.

Tim Breedon will retire as a member and as Chair of the Risk Committee of Barclays PLC and Barclays Bank PLC, and as a member of the Barclays Bank PLC Board, with effect from 28 February 2022. The Board is grateful to Tim for his significant contribution to Barclays during his tenure as Chair of the Barclays PLC Risk Committee since 2014, and as a member of the Committee since 2012. Tim will remain on the Board of Barclays PLC as a Non-Executive Director alongside his role as Chair of Barclays Bank Ireland PLC to which he was appointed in 2020.

There is no additional information required to be disclosed in relation to Robert Berry pursuant to paragraph LR9.6.13R of the Listing Rules of the Financial Conduct Authority.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jonathan Tracey
+44 (0)20 7773 2136	+44 (0)20 7116 4755

About Barclays

Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.  For further information about Barclays, please visit our website home.barclays.